Exhibit 99.1

BTQ Technologies Appoints Dr. Gopikrishnan Muraleedharan as Head of Quantum Algorithm and Applications Research, Advances Sydney Operations and Global Quantum Initiatives

Appointment Strengthens BTQ's Quantum Software Leadership as Company Accelerates QPOW Development, Australian Government QCIM Grants, and QPerfect Collaboration in Strasbourg

  BTQ strengthens its quantum software leadership with the appointment of Dr. Gopikrishnan Muraleedharan as Head of Quantum Algorithm and Applications Research, formalizing a long-standing collaboration and expanding internal leadership for QPoW, one-shot signatures, and related quantum security initiatives.

  The appointment supports BTQ's growing global R&D footprint, with Sydney serving as a strategic hub for Asia-Pacific operations, Australian government support for QCIM commercialization, and continued progress toward productization of BTQ's post-quantum cryptography hardware platform.

  BTQ continues to advance its broader quantum technology roadmap through active collaboration with QPerfect in Strasbourg, including joint work on neutral-atom quantum systems, quantum emulation, fault-tolerant software infrastructure, and expanded research capabilities across Europe and Asia-Pacific

VANCOUVER, BC, April 22, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today announced the appointment of Dr. Gopikrishnan Muraleedharan as Head of Quantum Algorithm and Applications Research. Based full-time in BTQ's Sydney, Australia office, Dr. Muraleedharan will lead the Company's quantum algorithms research team and help advance its Quantum Proof-of-Work ("QPoW") initiative.

Dr. Muraleedharan brings more than a decade of research experience in quantum algorithms, quantum information, and quantum simulations. He holds a PhD in Physics from the University of New Mexico and completed postdoctoral research at Los Alamos National Laboratory and Macquarie University. Over the past three years, he has collaborated with BTQ as an advisor and research partner, contributing directly to the development of patentable technologies. His transition into a full-time leadership role comes at an important stage in BTQ's growth.

"We are very pleased to welcome Dr. Gopikrishnan, or Gopi, Muraleedharan as Head of Quantum Algorithm and Applications Research," said Olivier Roussy Newton, Chief Executive Officer and Chairman of BTQ Technologies. "Gopi has already been an important contributor to BTQ's research efforts over the past several years, and his appointment reflects both the strength of that collaboration and the momentum we are building across our broader technology roadmap. As we continue advancing initiatives such as QPoW, one-shot signatures, QCIM, and our work with QPerfect, deep expertise in quantum algorithms is increasingly important. Gopi brings the technical depth, research leadership, and familiarity with our platform needed to help translate advanced theory into practical technologies for secure computing and next-generation digital infrastructure."

Advancing Quantum Algorithm Research and Security Initiatives

Dr. Muraleedharan's appointment strengthens BTQ's ability to advance QPoW, one-shot signatures ("OSS"), and related quantum algorithm development.

QPoW is BTQ's quantum-native approach to consensus, designed to explore how quantum computational processes may be used to support secure network validation in future digital systems. One-shot signatures, meanwhile, are a form of hash-based digital signature intended for limited or single-use signing, offering a post-quantum cryptographic approach that can help reduce exposure to the risks associated with traditional public-key schemes in a quantum era.

These efforts are also aligned with QPerfect's MIMIQ™ emulation platform and neutral-atom hardware roadmap, supporting BTQ's broader work across quantum software, security, and infrastructure.

Sydney Office Supports QCIM Commercialization and Regional Expansion

BTQ's Sydney office continues to serve as a strategic hub for the Company's Asia-Pacific operations. BTQ has been awarded the Australian Government's Industry Growth Program Advisory Service grant in support of the commercialization of its Quantum Compute-In-Memory ("QCIM") initiative, marking an important step toward regional deployment of BTQ's post-quantum cryptography hardware.

BTQ has also continued to expand its presence across the region through sponsorship of events including Black Swan Summit 2026 in Perth and Quantum Australia Conference 2026 in Adelaide. These efforts reinforce BTQ's growing visibility and thought leadership across the Asia-Pacific quantum ecosystem, a region the Company's FY2025 earnings presentation identified as having one of the highest concentrations of new post-quantum cryptography roadmaps globally.

BTQ's QCIM intellectual property is also nearing productization. Validated FPGA IP is currently available to early partners, ASIC IP performance estimates for ML-KEM, ML-DSA, SHA-3, and AES are targeted for Q2 2026, and development boards for QCIM IP are expected to debut in Q3 2026. BTQ's 13-person QCIM engineering team is now nearly complete, with 12 of 13 key roles filled.

QPerfect Collaboration Expands BTQ's Quantum Software Capabilities

As part of BTQ's broader quantum software strategy, the Company's team is working directly with QPerfect researchers in Strasbourg, France. BTQ has exercised its option to acquire QPerfect, a leading neutral-atom quantum computing company, with a €2 million equity injection completed. Completion of the full acquisition remains subject to regulatory approval.

The collaboration includes joint hardware-software co-design work with the aQCess neutral-atom quantum computer at the University of Strasbourg, noise model validation, and continued development of the Quantum Logic Unit™ ("QLU"), which is designed to function as an orchestration layer for fault-tolerant quantum computation.

QPerfect's team has also expanded with eight new PhD-level hires across research, development, hardware, DevOps, and applications. In parallel, the team has published three research papers and three affiliated publications with the University of Strasbourg covering quantum emulator benchmarking, chemistry applications, and quantum error correction. A formal public-private partnership with the European Centre for Quantum Sciences ("CESQ") is also underway to further expand the academic research network around these efforts.

MIMIQ™ has also been integrated into SDT Inc.'s QUREKA™ hybrid platform, supporting the launch of a live cloud-based quantum emulation service across Asia-Pacific.

Dr. Gopikrishnan Muraleedharan added, "I am incredibly excited to officially step into the role of Head of Quantum Algorithm and Applications Research at BTQ Technologies. Having worked closely with the team over the past three years, it has been rewarding to see our collaborative efforts translate into foundational intellectual property. My doctoral and postdoctoral research has provided a strong theoretical foundation for the challenges we are addressing, and I look forward to building on that work as we continue developing practical and innovative quantum technologies."

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.tech, Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech, Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 22-APR-26